Exhibit 4.7
                                                                     -----------

Plexus Ventures, Inc.


October 15, 1996



Mr. James R. Murphy
Chief Executive Officer
Bentley Pharmaceuticals, Inc.
One Urban Centre, Suite 550
West Kennedy Boulevard
Tampa, FL 33609

Dear Jim:

     Following our recent discussions, we are pleased to present a collaboration concept for your consideration. Our objective in what follows is to structure a relationship between Bentley Pharmaceuticals and Plexus Ventures which would be simple, flexible and effective for both parties and affordable to Bentley.

Mission

     Our mission will be to work with Bentley over a period of twelve months to identify appropriate new acquisition opportunities for Bentley. We will work with you and your staff to define the characteristics of the properties we will help you to acquire. In general terms, Plexus Ventures will search out products and companies which can contribute to Bentley sales and profits in the U.S. and targeted European markets. Plexus Ventures will further assist you in designing realistic deal structures, including financing strategy for deals, and in negotiating and closing acquisitions.

     Bentley and Plexus envision the term of this agreement to extend for twelve
(12) months from the date of acceptance by Bentley; however, both parties agree to a review of the relationship after six (6) months time, at which point either party may terminate the agreement.

Compensation

     Typically, Plexus Ventures receives compensation in the form of a monthly retainer plus success fees paid on completion of assignment. Retainers range from $5,000.00 per month and small amounts of equity to $15,000.00 per month, no equity.

     For this project, we propose that Bentley grants Plexus Ventures 30,000 common shares which we will earn at the rate of 2,500 shares per month during a 12-month commitment by a 12-month commitment by Bentley. At the current value of the stock, this would be equivalent to a retainer of some $8,000/month.

Success Fees

     We propose that at this point we merely agree that a success fee of the Lehman type (5% on the initial tranche of value, 4% on the next higher tranche, etc.) will be paid to Plexus Ventures on each completed deal. Since any contemplated deal will likely require non-conventional financing, it is difficult to suggest a universal formula a priori. We are more attracted to the idea of agreeing on a structure, deal by deal, as soon as we can perceive the outlines of the transaction.

     Plexus Ventures would like to have the option to take success fees in equity or in cash.

Expenses

     We propose to bill Bentley $9,000 each six months for recovery of general overheads. In addition, project related out-of-pocket expenses will be separately recovered from Bentley under prior-approval guidelines set by Bentley.

                                     *******

     We hope you will agree that this approach is simple, flexible and affordable. If you are interested in proceeding, we will develop a formal agreement for you.

     We  are   enthusiastic   about  the   prospects   of  working  for  Bentley
Pharmaceuticals; we have supplied a description of our initial target to Bob Stote.

Sincerely,                                Accepted for Bentley Pharmaceuticals:

/s/ John F. Chappell                      /s/ James R. Murphy

John F. Chappell                          James R. Murphy
President                                 Chief Executive Officer

                                          Date: 23 Oct. 1996


                                       -2-